BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Data

April 29th , 2003



03022542

SUPPL

File N.°: 82 - 4855

Oggetto: **Ordinary Shareholders' Meeting of Banca Popolare di Lodi - 2002 results approval**

Herewith enclosed, we send you the press release, both italian version and english translation, concerning the Ordinary Shareholders' Meeting wihich approved 2002 Results.

Best Regards,

BANCA POPOLARE DI LODI



PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Attachments (2):
1) Original version of press release;
2) English Translation.



BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

Comunicato stampa

Assemblea ordinaria Banca Popolare di Lodi
Approvato praticamente all'unanimità il bilancio 2002
Giovanni Benevento rieletto Presidente

L'Assemblea ordinaria della Banca Popolare di Lodi ha approvato praticamente all'unanimità (solo tre voti contrari) i risultati dell'esercizio 2002, caratterizzati dall'eccellente andamento dell'attività bancaria tradizionale, favorita dagli efficaci processi di razionalizzazione e di riorganizzazione della struttura societaria e dall'attento presidio del rischio di credito.

Nonostante le condizioni sfavorevoli dei mercati finanziari, i risultati della Capogruppo si confermano ancora una volta in crescita: la **raccolta diretta** da clientela sale a 12.332 milioni di euro con un incremento del 19,72%, mentre la **raccolta indiretta** si attesta a 10.080 milioni di euro con una crescita del 44,88%. Il totale generale della **massa amministrata** da clientela raggiunge 41.099 milioni di euro con una crescita del 24,47%.

Il positivo andamento della Banca Popolare di Lodi è confermato anche dall'analisi, su base omogenea rispetto al 2001, dei principali aggregati economici. Il **margine d'interesse** si attesta a 448,3 milioni di euro, con un incremento del 19,83% rispetto allo scorso esercizio, mentre le **commissioni nette** raggiungono 139,0 milioni di euro con una crescita del 35,68%. Il **margine da servizi** sale a 172,5 milioni di euro (+ 23,31%), così come il **margine di intermediazione** che raggiunge 620,8 milioni di euro (+20,78%). Il **risultato di gestione** si attesta a 301,7 milioni di euro facendo segnare una crescita del 24,68%.
Particolarmente significativo risulta il dato riferito all'**utile da attività ordinaria** pari a 147,6 milioni di euro, contro i 102,1 milioni di euro dello scorso anno **(+44,59%).** La riduzione dei proventi straordinari (2,3 milioni di euro del 2002 contro i 25,4 milioni di euro del 2001) non ha inciso sull'ammontare dell'**utile netto** che sale a **91,9 milioni** di euro con un incremento del 9,91%.
In relazione a questo risultato l'Assemblea dei Soci ha approvato l'attribuzione di un dividendo pari a **0,18 euro** per ciascuna azione Banca Popolare di Lodi. Il dividendo risulta pertanto invariato rispetto allo scorso anno, nonostante il numero delle azioni sia salito a 150.266.895 contro le 139.872.177 del 2001. La prima data utile per il pagamento del dividendo è il 22 maggio 2003, con preventivo stacco cedola in data 19 maggio 2003.

La struttura operativa del Gruppo Bipielle, in relazione agli accordi perfezionati alla fine del 2002 e all'inizio del 2003 (Banco di Chiavari e della Riviera Ligure, Banca Caripe e Banca Popolare di Cremona), è destinata a raggiungere 930 filiali e oltre 9.000 dipendenti.

L'assemblea ha inoltre approvato la proposta di portare da 19 a 17 il numero dei componenti del consiglio d'amministrazione della Banca Popolare di Lodi e ha rinnovato per il prossimo triennio l'incarico di presidente a **Giovanni Benevento** e il mandato ai consiglieri in scadenza Luca Barilla, Domenico Lanzoni, Amato Luigi Molinari e Giorgio Olmo che ricopriva l'incarico di vice presidente.
Il nuovo consiglio d'amministrazione della Banca Popolare di Lodi risulta composto da Giovanni Benevento (Presidente), Desiderio Zoncada (Vice Presidente Vicario), Gianpiero Fiorani (Amministratore Delegato), Luca Barilla, Giorgio Chiaravalle, Francesco Ferrari, Carlo Gattoni, Domenico Lanzoni, Erich Mayr, Amato Luigi Molinari, Giorgio Olmo, Carlo Pavesi, Antonio Premoli, Osvaldo Savoldi, Enrico Tessera, Giammaria Visconti di Modrone e Domenico Zucchetti.

Lodi, 26 aprile 2003

Press release

AGM of Banca Popolare di Lodi
2002 financial statements approved almost unanimously
Giovanni Benevento re-elected Chairman

The Ordinary Shareholders' Meeting of Banca Popolare di Lodi approved almost unanimously (only three votes against) the results for 2002, which reflected the excellent performance of the traditional banking activity, helped by effective rationalisation and reorganisation of the corporate structure and careful risk management.

Despite the unfavourable conditions on financial markets, the results of the parent bank confirm their growth trends. **direct deposits** climb to 12,332 million euro with an increase of 19.72%, and **indirect deposits** come to 10,080 million euro with a growth of 44.88%. Total **funds under administration** come to 41,099 million euro with an increase of 24.47%.

The positive performance by Banca Popolare di Lodi is confirmed by a comparative analysis of the main aggregates in the income statement on the same basis as in 2001. **Net interest income** comes to 448.3 million euro, with an increase of 19.83% compared with last year, while **net commissions** amount to 139.0 million euro, up 35.68%. **Income from services** rises to 172.5 million euro (+ 23.31%), as does **income from banking activities** to reach 620.8 million euro (+20.78%). **Operating profit** comes in at 301.7 million euro, +24.68%.
Of particular significance is the **profit from ordinary** operations of 147.6 million euro, compared with 102.1 million euro last year **(+44.59%).** The decrease in non-recurring income (2.3 million euro in 2002 compared with 25.4 million euro in 2001) did not affect **net profit** which rises to **91.9 million** euro for an increase of 9.91%.
Based on this result, the shareholders' meeting approved the distribution of a dividend of **0.18 euro** share. The dividend is the same as last year despite the increase in the number of shares from 139,872,177 in 2001 to 150,266,895. Dividends will be payable from 22 May 2003, with the shares going ex-coupon in advance on 19 May 2003.

Given the agreements stipulated at the end of 2002 and beginning of 2003 (Banco di Chiavari e della Riviera Ligure, Banca Caripe and Banca Popolare di Cremona), the operational structure of the Bipielle Group will soon reach a total of 930 branches and more than 9,000 employees.

The meeting also approved the proposal to lower the number of members of the Board of Directors of Banca Popolare di Lodi from 19 to 17; it also re-elected **Giovanni Benevento** as chairman for the next three years, and renewed the mandate for the directors Luca Barilla, Domenico Lanzoni, Amato Luigi Molinari and Giorgio Olmo, who was also Deputy Chairman.
Banca Popolare di Lodi's new board of directors therefore consists of Giovanni Benevento (Chairman), Desiderio Zoncada (Senior Deputy Chairman), Gianpiero Fiorani (Chief Executive Officer), Luca Barilla, Giorgio Chiaravalle, Francesco Ferrari, Carlo Gattoni, Domenico Lanzoni, Erich Mayr, Amato Luigi Molinari, Giorgio Olmo, Carlo Pavesi, Antonio Premoli, Osvaldo Savoldi, Enrico Tessera, Giammaria Visconti di Modrone and Domenico Zucchetti.

Lodi, 26 April 2003